

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 1, 2007

By facsimile to (626) 839-9118 and U.S. Mail

Mr. Kang Yi Hua
Chief Executive Officer and President
Ever-Glory International Group, Inc.
17870 Castleton Street, #335
City of Industry, CA 91748

Re:     Ever-Glory International Group, Inc.
        Revised Preliminary Information Statement on Schedule 14C
        Filed March 15, 2007
        Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006
        Filed March 16, 2007
        File No. 0-28806

Dear Mr. Kang:

        We have reviewed your response letter dated May 31, 2007 and have the following
additional accounting comments.

### SCHEDULE 14C/A#5 FILED ON MARCH 15, 2007

General

1.  Please update the financial statements, pro forma financial information, and other
    corresponding financial information included to comply with Item 310(g) of Regulation S-B.

Appendix E

Pro Forma Financial Information, page 1

2.  We note your response to prior comment 3.

On page 5 of the Schedule 14C in the Summary Term Sheet section, you state that Mr. Kang owned an aggregate of 614,338 shares of common stock and 6,238 shares of Series A preferred stock, which constitutes approximately 79% of your voting power as of August 31, 2006. Mr. Kang was also the 100% shareholder and a director and officer of EGLY HK. In August 2006, Mr. Kang entered into an agreement with Mr. Yan to sell 100% of the stock equity of EGLY HK to Mr. Yan for cash consideration.

In June 2006, a majority of the holders of your voting capital stock approved the acquisition of a 100% ownership interest of Catch-Luck from EGLY HK. On August 31, 2006, a majority of the holders of your voting capital stock reconfirmed that they approved the acquisition of a 100% ownership interest of Catch-Luck from EGLY HK and approved Amendment No. 1 to the purchase agreement. This acquisition has not been consummated. In December 30, 2006, you consummated the acquisition of 100% of the ownership interest of New-Tailun from EGLY HK.

Given the proximity of when Mr. Kang, your majority shareholder, agreed to sell 100% of his ownership interest in EGLY HK to when you agreed to purchase Catch-Luck and New Tailun from EGLY HK, we have difficulty overcoming the presumption that the intent was for Mr. Kang to always maintain control over Catch-Luck and New Tailun. In light of this, please revise your accounting for New-Tailun in your historical financial statements and your accounting for Catch-Luck in your pro forma financial statements to reflect both acquisitions as mergers of entities under common control. Refer to EITF 02-5 as well as paragraphs 11 and D11 through D18 of SFAS 141.

## FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006 & FORM 10-QSB FOR THE PERIOD ENDED MARCH 31, 2007

3. Please amend your Form 10-KSB for the year ended December 31, 2006 and your Form 10-QSB for the period ended March 31, 2007 to revise your accounting for the acquisition of New-Tailun to reflect it as a merger of entities under common control.

## Closing

File a revised Pre14C and an amendment to the 10-KSB and 10-QSB in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filings. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comments. If you think that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the revised Pre14C and the amended 10-KSB and 10-QSB, the responses to the comments, and any supplemental information.

Mr. Kang Yi Hua
June 1, 2007
Page 3

We urge all persons responsible for the accuracy and adequacy of the disclosure in the filings reviewed by us to ensure that they have provided all information investors require for an informed decision.  Since Ever-Glory and its management are in possession of all facts relating to the disclosure in the filing, they are responsible for the adequacy and accuracy of the disclosures that they have made.

When responding to our comments, provide a written statement from Ever-Glory in which Ever-Glory acknowledges that:

- Ever-Glory is responsible for the adequacy and accuracy of the disclosure in the filing.

- Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filing.

- Ever-Glory may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Ever-Glory provides us in our review of the filing or in response to our comments on the filing.

You may direct questions on accounting comments to Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769.  You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,


Jennifer R. Hardy
Legal Branch Chief